Exhibit 12.3

Delmarva Power & Light Company

		For the Year Ended December 31,
	Three Months Ended March 31, 2011	2010	2009	2008	2007	2006
	(millions of dollars)
Net income	$23	$45	$52	$68	$45	$43

Income tax expense (a)	17	31	16	45	37	32

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	11	46	45	41	44	41
Other interest	1	2	2	2	2	3

Total fixed charges	12	48	47	43	46	44

Income before income tax expense, and fixed charges	$52	$124	$115	$156	$128	$119

Ratio of earnings to fixed charges	4.33	2.58	2.45	3.63	2.78	2.70

Total fixed charges, shown above	12	48	47	43	46	44
Preferred dividend requirements, adjusted to a pre-tax amount	—	—	—	—	—	1

Total fixed charges and preferred dividends	$12	$48	$47	$43	$46	$45

Ratio of earnings to fixed charges and preferred dividends	4.33	2.58	2.45	3.63	2.78	2.62

(a)	Concurrent with the adoption of FASB guidance on taxes (ASC 740) in 2007, amount includes interest on uncertain tax positions.